UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of OCTOBER, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  October 04, 2007                    /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #2900A - 25 KING STREET
                                YORK, ON M9N 1K8
                     TEL: (416) 368-7045 FAX: (416) 368-9805
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


          HALO INTERSECTS 6.9% COPPER AT COLD LAKE COPPER-ZINC DEPOSIT

TORONTO, ONTARIO, OCTOBER 4TH, 2007 -- LYNDA BLOOM, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce significant copper and zinc grades at the Cold Lake deposit, northern Manitoba. The massive sulphides intersected at Cold Lake have the highest average grades and best widths reported to date for the 12,000 m drilling program that commenced in November 2006 on the 200 square kilometer Sherridon VMS Property.

                                   HIGHLIGHTS

o Halo intersects 7.8 m of 2.1% copper and 6.2% zinc within 125 m of surface at Cold Lake
o Assays up to 14.8% copper and zinc combined, 11% zinc and 11 g/t gold reported at shallow depth

"The exceptional copper-zinc grades and widths of the massive sulphide mineralization, all within 125 m of surface, are very encouraging and represent a significant break through in our exploration efforts", says Lynda Bloom, President & CEO. "Our success at Cold Lake demonstrates the potential of the district and the importance of both improved exploration methods as well as persistence."

Assays are pending for an additional seven diamond drill holes completed at Cold Lake.

Drilling has continued at Bob Lake to test new geological targets based on Halo's November 2006-February 2007 drill program. A second drill rig is expected to be turning by the first week of November.

TECHNICAL HIGHLIGHTS

A summary of the results from nine drill holes completed at Cold Lake is reported in the following table. Assays of 6.9% copper and 7.9% zinc were reported at 36.1 m in DH07-39 and in DH07-47, 3.19% copper and 11.1% zinc was encountered at 123.4 m. The rocks at Cold Lake are also gold-enriched with high grade intervals of 11 g/t over 2m (DH07-39 at 22m) and 2.6 g/t over 2 m (DH07-43 at 117.7 m).

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                    DIP/
HOLE              AZIMUTH        FROM       TO       INTERVAL    COPPER    ZINC
                                  (m)       (m)         (m)        (%)      (%)
--------------------------------------------------------------------------------

DH07-39            222/70        36.1       41.4        5.3        0.7      1.4
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DH07-40            222/45        27.1       32.1        5.0        0.4      0.2
--------------------------------------------------------------------------------
DH07-41            222/65        67.5       69.5        2.0        0.3      1.0
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DH07-42            222/74       155.2      161.5        6.3        0.7      1.3
--------------------------------------------------------------------------------
DH07-43            222/80       104.3      120.3       16.0        1.6      3.4
including                       112.2      116.7        4.5        2.1      7.1
--------------------------------------------------------------------------------
DH07-44            222/65        44.6       65.6       21.0        1.3      1.7
including                        59.6       65.6        5.0        1.7      3.8
--------------------------------------------------------------------------------
DH07-45            222/60        39.8       43.8        4.0        0.9      0.6
                   222/60        57.0       63.0        6.0        0.6      0.6
--------------------------------------------------------------------------------
DH07-46            222/60        27.7       31.7        4.0        0.6      1.1
                   222/60        44.8       51.6        6.8        0.6      1.7
--------------------------------------------------------------------------------
DH07-47            222/74       122.9      130.7        7.8        2.1      6.2
including                       123.4      125.8        2.4        2.3     10.1
--------------------------------------------------------------------------------

* Widths may be overstated by up to 35% due to orientation of the sulphide lenses.


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                                      -2-

Holes DH07-43 to 47 are spaced approximately 30 m apart over a strike length of 175 m and demonstrate strong continuity of the sulphide lens. Drill holes DH07-39 to DH07-41 tested the mineralized horizon 125 m to the south where the horizon is not as wide. Drill hole DH07-42 is located 70 m south of the zone defined by DH07-43 to 47 and intersected 40 m of disseminated sulphides between 119 to 159 m down hole.

Sampling, assaying and quality control procedures are consistent with those reported in the Technical Background of the press release issued February 15, 2007. The above information has been prepared under the supervision of Eckart Buhlmann, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data.

ABOUT THE SHERRIDON VMS PROPERTY

The Sherridon VMS Property covers an area of over 20,876 hectares and hosts the past-producing Sherridon Mine that was operated by Sherritt Gordon Mines from 1933 to 1950 and produced 7.7 million tonnes of ore grading 2.46%copper and 0.8% zinc. Results from an airborne geophysical survey completed in the summer of 2006 identified an additional 122 targets. The property is located only 70 km northeast of the mining and metallurgical complex in Flin Flon operated by HudBay Minerals Inc. Future development of the property is facilitated by the presence of an all-weather road and railroad access as well as a power line and communications tower.

For further information, please contact:
Lynda Bloom, President & CEO or Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 416-368-7045 Fax: 416-368-9805
Toll Free: 1-866-841-0068 lbloom@halores.com


ABOUT HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide (VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

________________________________________________________________________________

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release presents "forward looking information" within the meaning of the applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, information with respect to the proposed private placement. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to financings; risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information referenced herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.

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